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                              February 22, 2022

       Liao Jinqi
       Chief Executive Officer
       ZKGC New Energy Ltd
       12 Xinxiangdi Jiari
       Laocheng Town, Chengmai County
       Hainan Province 571924
       People   s Republic of China

                                                        Re: ZKGC New Energy Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed January 25,
2022
                                                            File No. 333-262334

       Dear Mr. Jinqi :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed January 25, 2022

       Cover Page

   1. Many of the comments contained in this letter have numerous components. To facilitate the staff's analysis of
your disclosure, your response letter should separate each comment and component and
reproduce the disclosure and the specific location in your prospectus where you believe the
SEC's concern is addressed. Please also note that the headings in this comment letter and
comments themselves direct you to where the responsive
                                                        disclosure should
appear if it does not appear in that location already. Please see the Dear
                                                        Issuer Letter found at
https://www.sec.gov/corpfin/sample-letter-china-based-companies.
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 2 22, 2022 Page 2
FirstName LastName
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity
         (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
5. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 3 22, 2022 Page 3
FirstName LastName
         the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

6. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
7. We note your disclosure that the Cayman Islands holding company controls and receives
         the economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
8. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 4 22, 2022 Page 4
FirstName LastName
         have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
The Offering, page 4

12. In your summary of risk factors, disclose the risks that your corporate structure and being
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 5 22, 2022 Page 5
FirstName LastName
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 8

13. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
14. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
15.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 6 22, 2022 Page 6
FirstName LastName
16. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
17. Please disclose whether you intend to register a class of securities under the Exchange
         Act. If you do not, describe the related risks to investors, such as the automatic suspension of periodic reporting in Exchange Act Section 15(d).
18. Please revise to discuss the risks related to your status as a foreign private issuer, as noted
         on page 3. For example, explain clearly what home country practices are available to you and on which ones do you intend to rely.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 24

19.      Please expand your disclosure to:

                Include the information you present on page 21 in the section
titled    Cash Flow;

                Discuss how cash is transferred to your PRC subsidiaries and VIE;

                Address restrictions that impact the ability to transfer cash within your corporate structure;

                Quantify and more fully discuss your current and long-term liquidity requirements and priorities, including your ability to meet existing and known requirements; and

                Disclose the amount of cash and cash equivalents denominated in RMB and USD, as well as the amount of cash held by VIEs separately from cash held by other entities within China.

         Refer to Item 5.B of Form 20-F.
20. Please expand to describe the "business plan" to which you refer and the amount and sources of capital you will need to implement each aspect of it. Hainan ZKGC Charging Stations, page 29

21. Please revise to clarify how the material aspects of your business functions. For example, describe the components used in your products and the nature of your procurement arrangements with your suppliers. Once you receive the components, who assembles the charging station? If a third party performs that work, explain your arrangement with them. Also explain what you mean by "heavy duty transformer" and how that relates to your product.
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 7 22, 2022 Page 7
FirstName LastName
Intellectual Property, page 30

22. Please disclose the duration of the intellectual property cited in this section.
Property, page 30

23. Please reconcile the types and uses of properties disclosed here with the disclosure on page F-20 regarding "four plants." Your revisions should explain clearly the purpose to which each property is put.
Principal Shareholders, page 33

24. Please reconcile the number of shares reported here for Wanqi International Investment with the number reported for Zhong Zhuowei on page 34.
PRC Taxation, page 48

25. The section to which you cross-reference is not included in this document. Please revise or advise.
Note 2 - Summary of significant accounting policies
Construction costs relating to uncompleted contracts and deferred revenue, page F-10

26. Given that you recognize revenue on product sales at a point-in-time, it is unclear to us how you recognized deferred revenue based upon an input method measured by the ratio of contract costs incurred to date to the estimated total costs for the contract. Please clarify this discrepancy and tell us the nature of the items included in deferred revenue.
Revenue recognition, page F-12

27. You disclose that product sales are recognized at a point-in-time when the customer obtains control over the charging station. However, your disclosure references the
         completed contract method, as well as recognizing    the progress
billing amount on the
         balance sheet using the cost-to-cost input method, based primarily on contract costs
         incurred to date compared to total estimated contract costs.    It
appears to us that these
         references are only relevant when measuring progress toward completion of a performance obligation when revenue is recognized over time, rather than at a point-in-
         time. Please revise your disclosures to remove these references or tell us how your disclosures are appropriate. Refer to ASC 606-10-25-27 through 25-34.
28.      We refer to your disclosure of charging service revenue
company-owned charging
         stations. Please revise your disclosure to clarify, if true, that the principal versus agent arrangement is applicable for jointly-owned stations. Additionally, please disclose how you determined that you control the charging service before it is transferred to the customer when another party is involved. Refer to ASC 606-10-55-36 through 55-40.
29. We refer to your disclosure of charging service revenue third-party-owned charging
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
            Energy Ltd Jinqi
Comapany22,
February   NameZKGC
            2022      New Energy Ltd
February
Page 8 22, 2022 Page 8
FirstName LastName
         stations and have the following comments:

                Please reconcile your description of this service with your
disclosure of    network
              services    in MD&A on pages 22-23.

                On page 22, you state that    Revenue from these charging
stations is recorded on the
              gross method, with revenue earned by the station included in Company revenue.
              Please describe the services provided by you and the third party owner and explain how you determined that you are the principal in this arrangement given that the charging stations are owned by third parties. Refer to ASC 606-10-55-36 through 55-
              40.

                Please disclose how you determine the transaction price of this revenue stream. Refer to ASC 606-10-50-20(a).
30. Please disclose your significant payment terms as required by ASC 606-10-50-12(b).
Consolidated Financial Statements
Note 6 - Intangible assets, net, page F-17

31. Please revise your disclosure to provide the estimated aggregate amortization expense for each of the next five fiscal years. Refer to ASC 350-30-50-2(a)(3). Exhibits

32. Please file as an exhibit the spousal consent letter referenced in your disclosure.
33. Please refer to Exhibit 5.1. It is inappropriate for counsel to include in its opinion
         assumptions that are overly broad, that    assume away    the relevant
issue or that assume
         any of the material facts underlying the opinion or any readily ascertainable facts. Please support the assumptions in paragraphs 5, 6, 7, 9, 11, 12, 13, 15 and16 of Schedule 2 to
         Exhibit 5.1, or file a revised exhibit that removes those assumptions.
34. Please refer to Exhibit 8.1. Paragraphs C(4) and (5) state that the disclosures referenced are "correct and accurate" and "true and accurate." Please revise to state that the disclosures represent counsel's opinion. Similarly, for each of the matters referenced in paragraphs C(1)-(5), please revise the prospectus to identify counsel in the disclosure and to state that the disclosure represents counsel's opinion.
General

35. Please clarify the purpose of footnote 2 to the fee table, given the transaction you say you are registering and the securities that appear in the fee table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Liao Jinqi
ZKGC New Energy Ltd
February 22, 2022
Page 9

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at
(202) 511-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameLiao Jinqi
                                                           Division of
Corporation Finance
Comapany NameZKGC New Energy Ltd
                                                           Office of
Manufacturing
February 22, 2022 Page 9
cc:       Robert Brantl
FirstName LastName